                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 11-K


[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended DECEMBER 31, 1997

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to_____________

Commission file number 1-5542


                             THE DEXTER ESPRIT PLAN
                              (Full title of plan)

                               Dexter Corporation
                                 One Elm Street
                             Windsor Locks, CT 06096
           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

REQUIRED INFORMATION

The Dexter ESPRIT Plan ('Plan') is subject to the Employee Retirement Income Security Act of 1974 ('ERISA'). Therefore, attached hereto, in lieu of the requirements of Items 1-3 of Form 11-K, are the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA.


EXHIBIT

Designation      Description                              Method of Filing
-----------      -----------                              ----------------

Exhibit 23       Consent of Coopers & Lybrand L.L.P.,     Filed with this report
                 Independent Public Accountants

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Dexter Corporation, the plan administrator of The Dexter ESPRIT Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                THE DEXTER ESPRIT PLAN


Date:  June 16, 1998                             /s/ Lawrence D. McClure
                                                --------------------------
                                                Lawrence D. McClure
                                                Dexter Corporation
                                                Plan Administrator

                             THE DEXTER ESPRIT PLAN

                                    I N D E X
                                                                           Page
                                                                           ----

Report of Independent Accountants                                           2

Financial Statements
  Statement of Net Assets Available for Benefits
      as of December 31, 1997 and December 31, 1996                         3
  Statement of Changes in Net Assets Available for
      Benefits for the years ended December 31, 1997 and 1996               4
Notes to Financial Statements                                               5

Supplemental Schedule
  Line 27(a) - Schedule of Assets Held for Investment Purposes
      as of December 31, 1997                                              16

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of
The Dexter ESPRIT Plan

We have audited the accompanying statement of net assets available for benefits of The Dexter ESPRIT Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1997 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ COOPERS & LYBRAND L.L.P.
----------------------------
Coopers & Lybrand L.L.P.

Springfield, Massachusetts
June 8, 1998

                             THE DEXTER ESPRIT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        as of December 31, 1997 and 1996




                                                            1997               1996
                                                            ----               ----

Assets
         Investment in Master Trust at fair value       $117,974,928       $100,930,472
         Contributions receivable
                  Employer                                 3,109,244          2,755,552
                  Employee                                    91,743            119,994
         Cash surrender value of life insurance              879,671            909,394
                                                        ------------       ------------
                          Total assets                   122,055,586        104,715,412

Accrued administrative costs                                  80,766             59,508
                                                        ------------       ------------
Net assets available for benefits                       $121,974,820       $104,655,904
                                                        ============       ============



    The accompanying notes are an integral part of the financial statements.

                             THE DEXTER ESPRIT PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                    BENEFITS
                 for the years ended December 31, 1997 and 1996



                                                                                  1997                 1996
                                                                                  ----                 ----

Additions to net assets attributed to:
         Contributions
            Employer                                                         $   3,109,945        $  2,755,552
            Employee                                                             1,370,032           1,186,443
         Net appreciation of the Master Trust                                   19,333,452          13,075,098
         Increase (decrease) in cash surrender value of life insurance             (29,723)             16,894
                                                                             -------------        ------------
                                                                                23,783,706          17,033,987
                                                                             -------------        ------------
Deductions from net assets attributed to:
         Benefits paid directly to participants or their beneficiaries           5,961,254           5,006,665
         Administrative expenses                                                   503,550             435,237
         Other                                                                         (14)             34,263
                                                                             -------------        ------------
                                                                                 6,464,790           5,476,165
                                                                             -------------        ------------
Net increase                                                                    17,318,916          11,557,822

Net assets available for benefits, beginning of year                           104,655,904          93,098,082
                                                                             -------------        ------------
Net assets available for benefits, end of year                               $ 121,974,820        $104,655,904
                                                                             =============        ============



    The accompanying notes are an integral part of the financial statements.

                             THE DEXTER ESPRIT PLAN

                          NOTES TO FINANCIAL STATEMENTS




1. DESCRIPTION OF PLAN AND NATURE OF OPERATIONS

The following is a general description of The Dexter ESPRIT Plan (ESPRIT). Participants should refer to the Plan document for a more complete description of ESPRIT's provisions.

GENERAL

ESPRIT is a defined contribution plan covering all eligible employees of the Dexter Nonwovens Division of Dexter Corporation (the "Company") as well as all eligible employees of the Corporate Division. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The ESPRIT Plan was amended and restated as of July 1, 1996 to allow for amended plan provisions and additional investment options.

PLAN ADMINISTRATOR

The Company is the administrator of the Plan. Among the responsibilities of the Company as administrator are to calculate employer contributions, to determine financial hardship for participant withdrawals and to make such rules and regulations as it may deem necessary to carry out the provisions of the Plan. All administrative fees are paid from the assets of the Plan.

ELIGIBILITY

Each eligible employee becomes a participant in ESPRIT on the first day of the month following the date the employee completes one year of eligibility service, provided the employee has reached age 21. However, effective July 1, 1997, with respect to pre-tax and voluntary after-tax employee contributions, an eligible employee becomes a participant on the first day of the month following the date of enrollment in ESPRIT.

CONTRIBUTIONS

The Company contribution to ESPRIT each plan year varies according to profits (generally, 7-10% of ESPRIT eligible earnings). The contribution by the Company is remitted annually to the trustee. Payment is usually made on or before the due date of the Company's federal income tax return, including extensions thereof.

Participants may make elective contributions to ESPRIT either on a pre-tax or after-tax basis; however, total after-tax participant contributions are limited to up to 10% of a participant's monthly compensation. Participant contributions are also subject to certain requirements, including Sections 401(k) and 401(m) of the Code.

                             THE DEXTER ESPRIT PLAN

PARTICIPANT ACCOUNTS

Each participant's share of the allocation of the Company's contribution and forfeitures of nonvested interests of former participants is allocated to his or her account based upon length of service and the individual's compensation paid during the plan year. However, participants who do not have at least 1,000 hours of service during such plan year or who are not employed by the Company on the last day of the plan year are generally ineligible to share in the allocation.

Monthly, a participant may direct ESPRIT's trustee to invest the value of his or her account and future contributions in a Large/Mid Cap Equity Fund, Fixed Income Fund, The Dexter Corporation Stock Fund, Money Market Fund, Small Cap Equity Fund, and International Equity Fund.

At the end of each month, the yield (interest, dividends and net realized and unrealized gains and losses) on investments is allocated to each participant's account in accordance with the ratio of the value of a participant's account to the value of the fund(s).

VESTING

The Company's portion of a participant's account shall become fully vested upon
(a) attaining the age of 65 (62 for employees who became participants on or before January 1, 1991), (b) death, (c) termination of employment due to disability, (d) completion of five years of vesting service, or (e) discontinuance of contributions by the Company or partial or complete termination of the Plan. Employee elective pre-tax and after-tax contributions are immediately fully vested.

If a participant separates from the Company before becoming fully vested, nonvested matching contributions will be forfeited. These forfeitures will be applied toward Company contributions.

PAYMENT OF BENEFITS

Each participant is eligible to receive payment of his or her account on the first day of the month following his or her 65th birthday provided the participant ceases to be employed by the Company or any affiliated company. There are also provisions for distributions upon a participant's early retirement, late retirement, termination of employment, death benefits, or disability.

Each participant may elect distribution of his or her account in (a) a cash lump sum, (b) a series of substantially equal payments over the participant's life expectancy or joint life expectancy of the participant and his or her beneficiary, (c) periodic or nonperiodic payments as elected by the participant, or (d) any form that is grandfathered for certain participants. Once a participant attains age 70-1/2, however, the participant must take substantially equal installments over a period not to exceed the participant's life expectancy.

Any portion of a participant's account which is invested in Dexter Corporation common stock may be received, when eligible, in whole shares of stock (with any fraction shares in cash), in cash, or in some combination of shares of stock and cash as elected by the participant.

                             THE DEXTER ESPRIT PLAN

WITHDRAWALS AND LOANS

A participant may withdraw all or any portion of his or her vested account balance resulting only from his or her contributions. Withdrawals are subject to participant's proof of hardship due to an immediate and heavy financial need as further provided in the Plan. The determination of financial hardship and the amount withdrawn shall be made by the Plan Administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

Participants may also obtain loans from ESPRIT. A participant may have no more than one loan outstanding at any time. The total of all loans outstanding shall not exceed the lesser of 50% of the participant's vested interest in his or her account or $50,000. Interest is charged on the outstanding loan balance at a rate in accordance with the loan policy and subject to uniform and nondiscriminatory rules as established by the Plan Administrator.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The plan provides for investment options in various funds of a Master Trust which hold any combination of stocks, bonds, fixed income, and other investment securities. Investment securities are exposed to interest rate, market, credit and other risks. Due to the uncertainty related to changes in these factors, it is at least reasonably possible that changes in the value of investments in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

                             THE DEXTER ESPRIT PLAN

INVESTMENT VALUATION

With the exception of the cash surrender value of life insurance policies, all assets are valued as of the last business day of the year according to the following methods:

A.  Investment in Master Trust

Fleet Bank, N.A. ("Fleet") holds certain combined assets of The Dexter ESPRIT Plan and other employee benefit plans of the Company in a Master Trust (the "Trust"). The allocable portion of the assets and related income are included in these financial statements.

Approximately forty-six percent of the assets of the Master Trust were owned by ESPRIT at December 31, 1997 and 1996. In addition to Fleet, other managers act as investment advisors for certain of the combined assets of the Trust.

The investment in Master Trust consists of holdings in pooled funds and are valued at fair value as noted below for each type of investment. A unit value for each fund is determined by dividing the outstanding units into the fair value of the fund. The unit values are utilized to allocate investment income and the assets to individual participant's accounts.

At December 31, 1997 and 1996, investments contained in pooled funds were valued according to the following methods:

          Common Stocks
          -------------

If listed on a major exchange or traded over-the-counter, the Trust uses the closing price for that exchange. If the stock is traded on more than one exchange, the closing composite price is used.

          Corporate Bonds
          ---------------

Corporate bonds are stated at values determined on the basis of matrix prices received from a third-party broker.

          Government Securities
          ---------------------

The Trust accounting reflects dealer market value quotes at the last business day of the month.

          Short-Term Obligations
          ----------------------

Short-term instruments are valued at cost, which approximates fair value.

          Guaranteed Investment Contracts
          -------------------------------

Fully benefit-responsive guaranteed investment contracts are valued at cost (contract value) plus accrued interest.

          Participant Loans
          -----------------

Participant loans are stated at the unpaid principal balance.

                             THE DEXTER ESPRIT PLAN

B.  Cash Surrender Value of Life Insurance

The cash surrender value of life insurance policies is determined as of August 1, 1997 and 1996, the anniversary date of the policies.

OTHER

Purchases and sales of securities are reflected on a settlement date basis. Gains or losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

The net appreciation in the fair value of investments is presented in the Statement of Changes in Net Assets Available for Benefits under the caption "net appreciation of the Master Trust". This amount includes the realized gains or losses, the unrealized appreciation or depreciation on those investments, and interest income earned.

3. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 28, 1994 that ESPRIT and the related trust, as amended through January 22, 1991, is designed in accordance with applicable sections of the Internal Revenue Code. ESPRIT has been amended since receiving the determination letter. The Plan Administrator and ESPRIT's tax counsel believe that ESPRIT is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4. PLAN TERMINATION

The Company reserves the right by resolution of its Board of Directors to amend or modify ESPRIT at any time and for any reason, and also reserves the right by resolution to terminate ESPRIT at any time for any reason but no such action shall permit any part of the assets of the fund to be used for, or diverted to, purposes other than for the exclusive benefit of participants, retired participants or beneficiaries, or to revert to the Company prior to satisfaction of all the liabilities under ESPRIT; nor shall such action, except to the extent required to permit ESPRIT to meet the requirements of the Internal Revenue Code or of any governmental authority, affect adversely, in any way, rights theretofore acquired by the participants.

In the event of full or partial termination of ESPRIT or the permanent discontinuance of contributions, a distribution of one hundred percent of each participant's share will be made. Distribution may be made, as feasible, to another qualified plan or to an individual retirement account.

                             THE DEXTER ESPRIT PLAN

5. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

VALUATION

The fixed income fund of the Master Trust, in which ESPRIT participates, invests in five guaranteed investment contracts (GICs) with insurance companies in 1997 and 1996. Also included in the fixed income fund is the SEI Stable Asset Fund which is a commingled fund consisting of GICs and other investments. These GICs and the SEI Stable Asset Fund are fully benefit-responsive and are included in the Master Trust at contract value plus accrued interest. The fair values of the individual contracts have been determined based on market interest rates for interest rate swap agreements of comparable duration for the years ended December 31, 1997 and 1996 and are presented below:

                                      1997

                                                                                        CONTRACT VALUE
                                                          MATURITY       CREDITING        INCLUDING              FAIR
                     ISSUER                                 DATE        INTEREST RATE   ACCRUED INTEREST         VALUE
                     ------                                 ----        -------------   ----------------         -----

John Hancock Mutual Life Insurance Company                12/15/99          7.50%       $  6,419,400       $   6,596,663
John Hancock Mutual Life Insurance Company                12/15/98          8.25           6,339,647           6,503,876
Metropolitan Life Insurance Company                        6/15/01          6.70           3,107,969           3,170,729
New York Life Insurance and Annuity Corporation            9/15/98          7.00           4,108,467           4,136,796
New York Life Insurance and Annuity Corporation            2/15/00          6.35           5,316,603           5,354,718
SEI Stable Asset Fund                                      Various         Various        24,627,703          24,505,061
                                                                                        ------------       -------------
                                   Total                                                $ 49,919,789       $  50,267,843
                                                                                        ============       =============


                                      1996

                                                                                           CONTRACT VALUE
                                                        MATURITY          CREDITING          INCLUDING              FAIR
                     ISSUER                               DATE          INTEREST RATE      ACCRUED INTEREST         VALUE
                     ------                               ----          -------------      ----------------         -----

John Hancock Mutual Life Insurance Company               12/15/99            7.50%        $   5,971,535       $   6,073,402
John Hancock Mutual Life Insurance Company               12/15/98            8.25             5,856,487           6,116,285
Metropolitan Life Insurance Company                      12/15/97            6.76             3,032,159           3,056,562
New York Life Insurance and Annuity Corporation           9/15/98            7.00             7,327,947           7,416,511
The Prudential Insurance Company of America               6/15/97            6.63             3,012,314           3,022,145
SEI Stable Asset Fund                                     Various           Various          24,842,860          27,801,810
                                                                                          -------------       -------------
                                   Total                                                  $  50,043,302       $  53,486,715
                                                                                          =============       =============

                             THE DEXTER ESPRIT PLAN

CONCENTRATION OF CREDIT RISK

Of the guaranteed investment contracts included in the fixed income fund, three, which were held with two individual insurance companies at December 31, 1997 and 1996 represent concentrations of credit risk. The total contract values, excluding accrued interest, held with each company are approximately $6.4 million, $6.3 million, and $5.3 million, respectively ($5.9 million, $5.7 million, and $7.2 million, respectively at December 31, 1996) and represent 12.7% 12.5%, and 10.5%, respectively (11.5%, 11.3% and 14.1%, respectively, at
December 31, 1996), of the total fair value of the fixed income fund. The SEI Stable Asset Fund has a contract value, excluding accrued interest, of approximately $24.5 million ($24.7 million in 1996) and represents 48.3% (48.6% in 1996) of the total fair value of the fixed income fund.

                             THE DEXTER ESPRIT PLAN

6. MASTER TRUST

Investments and net appreciation of the Master Trust for The Dexter Corporation Master Trust and the ESPRIT's allocable portion at December 31, 1997 and 1996, and for the years then ended, are as follows:

                           Investment in Master Trust

                                                                    December 31, 1997
                                         -------------------------------------------------------------------
                                                   Master Trust                 Plan's Share of Master Trust
                                         ---------------------------            ----------------------------
                                         Fair Value             Cost           Fair Value                Cost
                                         ----------             ----           ----------                ----

Large/mid cap equity fund               $151,553,887       $109,123,219       $ 72,416,285       $ 52,141,837
Fixed income fund                         50,692,638         50,692,638         39,667,176         39,667,176
The Dexter Corporation stock fund          9,255,185          6,240,802            126,032            111,685
Participant loan fund                      3,092,826          3,092,826            449,493            449,493
Money market fund                          2,610,032          2,610,032          1,071,105          1,071,105
Pension bond fund                         21,952,225         21,678,206
Pension fixed fund                             9,554              9,554
Permag bond fund                           7,238,653          7,154,946
Small cap equity fund                      4,849,734          4,699,045          2,789,657          2,702,978
International equity fund                  6,567,574          6,993,935          1,455,180          1,549,649
                                        ------------       ------------       ------------       ------------
                                        $257,822,308       $212,295,203       $117,974,928       $ 97,693,923
                                        ============       ============       ============       ============





                                                              December 31, 1996
                                          -----------------------------------------------------------------
                                                  Master Trust                 Plan's Share of Master Trust
                                          ---------------------------          ----------------------------
                                          Fair Value             Cost           Fair Vale             Cost
                                          ----------             ----           ---------             ----

Large/mid cap equity fund                $126,534,673       $ 94,807,778       $ 57,815,028       $43,318,675
Fixed income fund                          50,849,133         50,849,133         40,384,691        40,384,691
The Dexter Corporation stock fund           6,807,641          6,081,836             42,332            39,704
Participant loan fund                       2,232,452          2,232,452            294,479           294,479
Money market fund                           1,930,801          1,930,801            379,794           379,794
Pension bond fund                          19,926,934         18,846,191
Pension fixed fund                              9,025              9,025
Permag bond fund                            5,912,467          5,888,252
Small cap equity fund                       1,639,812          1,597,317            924,956           900,986
International equity fund                   1,558,488          1,487,355          1,089,192         1,039,478
                                         ------------       ------------       ------------       -----------
                                         $217,401,426       $183,730,140       $100,930,472       $86,357,807
                                         ============       ============       ============       ===========



                                   Continued

                             THE DEXTER ESPRIT PLAN

                      Net Appreciation of the Master Trust
                               for the years ended

                                               December 31, 1997                   December 31, 1996
                                               -----------------                   -----------------

                                                         Plan's Share                        Plan's Share
                                      Master Trust      of Master Trust     Master Trust    Of Master Trust
                                      ------------      ---------------     ------------    ---------------
Large/mid cap equity fund             $ 34,850,215        $16,098,835       $22,655,076       $10,085,026
Fixed income fund                        3,452,216          2,745,287         3,563,650         2,810,212
The Dexter Corporation stock fund        2,580,658              9,734           891,969             5,924
Participant loan fund                      222,688             29,732           137,396             9,056
Money market fund                          133,963             44,170            80,686            12,218
Pension bond fund                        2,025,292                              409,144
Pension fixed fund                             529                              480,644
Permag bond fund                           658,696                              273,179
Small cap equity fund                      595,134            356,545           129,586            71,422
International equity fund                 (122,117)            49,149           114,949            81,240
                                      ------------        -----------       -----------       -----------

                                      $ 44,397,274        $19,333,452       $28,736,279       $13,075,098
                                      ============        ===========       ===========       ===========

At December 31, 1997, 781 employees (761 in 1996) were participating in the Plan. Approximate participation by fund was as follows:

            FUND                                 NUMBER OF PARTICIPANTS
            ----                                 ----------------------
                                        DECEMBER 31, 1997     DECEMBER 31, 1996
                                        -----------------     -----------------

Large/mid cap equity fund                      623                   615
Fixed income fund                              509                   572
The Dexter Corporation stock fund               15                    17
Participant loan fund                           67                    47
Money market fund                               77                    69
Small cap equity fund                           98                   128
International equity fund                       72                   100

                             THE DEXTER ESPRIT PLAN

7.   AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND

The changes in net assets available for benefits of the various funds for the year ended December 31, 1997 are as follows:



                                                            Large/Mid Cap                                    Money
                                                               Equity       Fixed Income       Life          Market    Participant
                                                                Fund            Fund        Insurance         Fund      Loan Fund
                                                                ----            ----        ---------         ----      ---------
Additions to net assets attributed to:
         Contributions
                  Employer                                                 $  3,109,244                  $      701
                  Employee                                  $    894,747        300,998                      18,338
         Net appreciation of the Master Trust                 16,098,835      2,745,287                      44,170    $   29,732
         Increase (decrease) in cash surrender value                                      $    (29,723)
                                                            ------------      ---------   ------------   ----------    ----------
                                                              16,993,582      6,155,529        (29,723)      63,209        29,732

Deductions from net assets attributed to:
         Benefits paid directly to
                  participants or their beneficiaries          1,395,760      4,367,417                      77,177         2,442
         Administrative expenses                                 444,804         51,894                       1,456         2,000
                                                            ------------      ---------   ------------   ----------    ----------
                                                               1,840,564      4,419,311                      78,633         4,442

Net transfers                                                 (2,236,483)      (468,829)                    706,338       130,574
                                                            ------------      ---------   ------------   ----------    ----------

Net addition (deduction)                                      12,916,535      1,267,389        (29,723)     690,914       155,864

Net assets available for benefits,
                  beginning of year                           58,567,623     42,290,991        909,394      466,562       359,675
                                                            ------------   ------------   ------------   ----------    ----------

Net assets available for benefits,
                  end of year                               $ 71,484,158   $ 43,558,380    $   879,671   $1,157,476      $515,539
                                                            ============   ============    ===========   ==========      ========



                                                                The Dexter
                                                                Corporation
                                                                   Stock       Small Cap    International
                                                                   Fund       Equity Fund    Equity Fund       Total
                                                                   ----       -----------    -----------       -----
Additions to net assets attributed to:
         Contributions
                  Employer                                                                                  $ 3,109,945
                  Employee                                      $   10,965      $ 97,416     $   47,568       1,370,032
         Net appreciation of the Master Trust                        9,734       356,545         49,149      19,333,452
         Increase (decrease) in cash surrender value                                                            (29,723)
                                                                ----------      --------     ----------     -----------
                                                                    20,699       453,961         96,717      23,783,706

Deductions from net assets attributed to:
         Benefits paid directly to
                  participants or their beneficiaries                             41,276         77,182       5,961,254
         Administrative expenses                                        64         2,173          1,159         503,550
                                                                ----------      --------     ----------     -----------
                                                                        64        43,449         78,341       6,464,804

Net transfers                                                       63,805     1,456,312        348,297              14
                                                                ----------      --------     ----------     -----------

Net addition (deduction)                                            84,440     1,866,824        366,673      17,318,916

Net assets available for benefits,
                  beginning of year                                 42,586       927,797      1,091,276     104,655,904
                                                                ----------      --------     ----------     -----------

Net assets available for benefits,
                  end of year                                   $  127,026    $2,794,621    $ 1,457,949    $121,974,820
                                                                ==========    ==========    ===========    ============

                             THE DEXTER ESPRIT PLAN

The changes in net assets available for benefits of the various funds for the year ended December 31, 1996 are as follows:


                                                            Large/Mid Cap                               Money
                                                               Equity       Fixed Income     Life       Market      Participant
                                                                Fund            Fund       Insurance    Fund         Loan Fund
                                                                ----            ----       ---------    ----         ---------
Additions to net assets attributed to:
         Contributions
                  Employer                                  $ 1,648,552     $ 1,107,000
                  Employee                                      765,217         321,865               $ 80,522
         Net appreciation of the Master Trust                10,085,026       2,810,212                 12,218       $  9,056
         Increase in cash surrender value                                                  $ 16,894
                                                            -----------     -----------    --------   --------       --------
                                                             12,498,795       4,239,077      16,894     92,740          9,056

Deductions from net assets attributed to:
         Benefits paid directly to
                  participants or their beneficiaries         1,767,540       3,119,781                106,613          6,067
         Administrative expenses                                378,865          53,463                    192          2,050
                                                            -----------     -----------    --------   --------       --------
                                                              2,146,405       3,173,244                106,805          8,117

Net transfers (1)                                              (220,743)     (2,053,727)               141,157        207,485
                                                            -----------     -----------    --------   --------       --------

Net addition (deduction)                                     10,131,647        (987,894)     16,894    127,092        208,424

Net assets available for benefits,
                  beginning of year                          48,435,976      43,278,885     892,500    339,470        151,251
                                                            -----------     -----------    --------   --------       --------

Net assets available for benefits,
                  end of year                               $58,567,623     $42,290,991    $909,394   $466,562       $359,675
                                                            ===========     ===========    ========   ========       ========



                                                           The Dexter
                                                          Corporation
                                                              Stock         Small Cap      International
                                                              Fund         Equity Fund      Equity Fund           Total
                                                              ----         -----------      -----------           -----
Additions to net assets attributed to:
         Contributions
                  Employer                                                                                      $2,755,552
                  Employee                                  $   849         $ 10,003        $    7,987           1,186,443
         Net appreciation of the Master Trust                 5,924           71,422            81,240          13,075,098
         Increase in cash surrender value                                                                           16,894
                                                             ------       ----------        ----------        ------------

                                                              6,773           81,425            89,227          17,033,987
Deductions from net assets attributed to:
         Benefits paid directly to
                  participants or their beneficiaries                          1,168             5,496           5,006,665
         Administrative expenses                                 24              304               339             435,237
                                                             ------       ----------        ----------        ------------
                                                                 24            1,472             5,835           5,441,902

Net transfers (1)                                            35,837          847,844         1,007,884             (34,263)
                                                             ------       ----------        ----------        ------------

Net addition (deduction)                                     42,586          927,797         1,091,276          11,557,822

Net assets available for benefits,
                  beginning of year                                                                             93,098,082
                                                             ------       ----------        ----------        ------------

Net assets available for benefits,
                  end of year                               $42,586       $  927,797        $1,091,276        $104,655,904
                                                            =======       ==========        ==========        ============

(1) During 1996, the Plan had various participant transfers to (from) other employer sponsored plans in the aggregate net amount of $34,263 as a result of the realignment of the Company's divisions. This amount is shown as "Other" on the Statement of Changes in Net Assets Available for Benefits.

                             THE DEXTER ESPRIT PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes
                            as of December 31, 1997

Identity of Issue, Borrower,      Description of Investment Including Maturing Date,
   Lessor, or Similar Party       Rate of Interest, Collateral, Par or Maturity Value         Cost                   Current Value
------------------------------    -----------------------------------------------------       ----                   -------------

    Massachusetts Mutual                            Life Insurance                             N/A                   $     879,671

    *Dexter Corporation                      Plan's Share of Master Trust                 $ 97,693,923               $ 117,974,928






*Party in interest

                                 Exhibit Index
                                 -------------



Exhibit 23 - Consent of Coopers & Lybrand L.L.P., Independent Public Accountants